Filed by Green Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Green Bancorp, Inc.
Commission File No: 001-36580

Veritex Holdings, Inc. and Green Bancorp, Inc. Joint Merger Announcement Conference Call

CORPORATE PARTICIPANTS

Malcolm Holland, Veritex Holdings, Inc. Chairman & CEO
Manuel Mehos, Green Bancorp, Inc. Chairman & CEO
Noreen Skelly, Veritex Holdings, Inc. CFO
Terry Earley, Green Bancorp, Inc. CFO
Susan Caudle, Veritex Holdings, Inc. Executive Assistant & Shareholder Relations

CONFERENCE CALL PARTICIPANTS

Bradley Milsaps, Sandler O'Neill + Partners, L.P.
Brady Gailey, Keefe, Bruyette, & Woods, Inc.
Brett Rabatin, Piper Jaffray Companies
Gary Tenner, D.A. Davidson & Co.
Matthew Olney, Stephens Inc.
Michael Young, SunTrust Robinson Humphrey, Inc.

PRESENTATION

Operator:

Good day, and welcome to the Veritex Holdings Second Quarter 2018 Earnings Conference Call and Webcast. (Operator Instructions) Please note, this event is being recorded.

I would now like to turn the conference over to Ms. Susan Caudle, Investor Relations Officer, Secretary to the Board of Veritex Holdings.

Susan Caudle:

Thank you. Before we get started, I'd like to remind you that this presentation may include forward-looking statements, and those statements are subject to risks and uncertainties that could cause actual and anticipated results to differ.

The company undertakes no obligation to publicly revise any forward-looking statement. At this time, if you are logged in to our webcast, please refer to our slide presentation, including our safe harbor statement beginning on Slide 2.

For those of you joining us by phone, please note that the safe harbor statement and presentation are available on our website, veritexbank.com. All comments made during today's call are subject to that safe harbor statement.

In addition, some of the financial metrics discussed will be on a non-GAAP basis, which our management believes better reflect the underlying core operating performance of the business.

By now we are sure you've seen the additional announcement released about our merger with Green Bancorp. An investor presentation as well as the full second quarter earnings releases for both Veritex and Green can be found on our website.

I will now turn things over to our Chairman and CEO, Malcolm Holland.

Malcolm Holland:

Thank you, Susan. This is an incredibly exciting day, both for Veritex and for Green. With me today, I have Manny Mehos, Chairman of Green Bancorp; Terry Earley, CFO of Green Bank; and Noreen Skelly, CFO of Veritex; as well as Clay Riebe, our Chief Credit Officer.

I know we have a lot to cover, and I'm sure you've got several questions. We're going to start with a high-level second quarter earning summaries by Noreen and Terry, and then we'll move right into our merger details and summary, followed by questions.

Noreen?

Noreen Skelly:

Thank you, Malcolm. Good morning. As Susan said, our regular earnings release have been filed in an 8-K and can be found on our website. I'm happy to report a great quarter for Veritex. Our net income for the second quarter was $10.2 million or $0.42 per diluted share. We had strong loan production with Q2 annualized growth of 18% and record new loan commitments. Our expenses came in lower than I expected with the achievement of cost savings from our acquisitions and increased and deferred origination expenses and lower professional expenses compared to Q1. I expect to see core noninterest expense run rate to increase between 500,000 to 750,000 in the third and fourth quarter, as we fill open positions and take on more space in our headquarter building.

Our core NIM was 3.83%, down 1 basis point from first quarter, but better than I anticipated on our last earnings call. You may recall my guidance was 3.70% to 3.80%. We continue to see loan yield expansions with each rate increase by the fed. However, deposit cost this quarter increased 39 basis points, 22 basis points is primarily related to change in rate and growth in our correspondent money market deposits. The remainder is repricing of CDs and broker deposits and 6 basis points related to onetime purchase accounting amortization on CDs.

I expect our margin to stay between 5 to 10 basis points of this Q2 NIM for the remainder of the year.

Ultimately, our goal is to increase earnings and EPS by being a leader in loan growth and asset quality, benefit from future rate increases, all while being very judicious when increasing deposit rate.

With that, let me turn it over to Terry.

Terry Earley:

Thanks, Noreen. Good morning, everybody. It's good to be here to talk about Green's second quarter. Needless to say, I love the quarter. There's really not anything not to like about it. Whether you're looking at earnings or growth or credit, everything was improved.

Starting with earnings. Diluted earnings per share were $0.44, up from $0.25 in Q1. Speaking of earnings, our return on average tangible common equity was over 17.5%, 17.65%, and our return on average assets at 1.54%. Our NIM expanded 7 basis points to 3.94%, and our efficiency ratio improved to 50.1%. If you back out the cost of our secondary offering in May, it came in just under 50% on an operating basis, and that's the fifth consecutive quarter that we've been under 50% on an operating efficiency ratio basis.

Talking about growth. Great loan production for us, $367 million in Q2, annualized growth rate of 10.6%. We said back on our Q1 call, we thought there was lot of seasonality, a lot of payoffs in our Q1 results, production was good. And as we head off into this new journey with Veritex, feel like we've got a lot of momentum and our pipelines are strong.

On the credit side, tremendous improvement there. As our NPAs decreased from 2% down to 1.36%. So -- again, a lot of progress there, more to go. Very excited about the momentum that we have heading into Q3 and into this merger with Veritex.

Turning to Page 7. In my view, we really turned the quarter. The graph on the right about return on average assets and return on pretax, pre-provision really shows the earnings power of the combined -- of the company and shows that we continue to build the pretax, pre-provision. Certainly, we're benefiting from our operating model with a branch-like model in markets with strong demographics and with the fed raising rates. And so our asset sensitivity is really coming through and is evidenced by 2.15% pretax pre-provision ROA and 1.54% ROA. And as credit continues to improve, you're going to continue to see this play out in all of our earnings metrics.

As excited as I -- and at the bottom, you see about NPAs and you see the trend there. And for me, it just reemphasizes the point that Green is turning the corner, and you really are going to see improved performance going forward. And management's view is that there's continued improvement in NPAs over the balances of the year.

As excited as I'm about Q2, I'm even more excited about the future with Veritex, and I think both companies start this journey with a lot of momentum.

With that, let me turn it over to Manny.

Manuel Mehos:

Thanks, Terry. A lot of you know we've been talking about doing some sort of combination over the last couple of years, not only to achieve scale but to achieve better coverage in Texas. This is beyond my wildest imagination 2 years ago. This is an incredible combination. Malcolm runs a fantastic bank. He has built this thing that predominantly is balanced.

It's a perfect fit for us. We are more in Houston than Dallas. So I can't contain my excitement about it. We will be a leader in Texas banking with the top 10 pro forma deposit franchise. There's significant scarcity value and scale, both of those which we wanted to achieve for years. Malcolm has a strong track record of building Veritex, and we're excited to be part of this ongoing growth.

I'm looking forward joining the Board of Directors of Veritex and to work with Malcolm, Terry, Geoff, Donald and the rest of the team to ensure the long-term success of this franchise. We will also benefit from significant operating leverage and ability to drive further investments and necessary capabilities, such as technology and new products and compliance. This will all leave to better customer experience.

As important, along with a great market coverage, maybe the best in Texas, probably the best in Texas, it's also financially attractive. The accretion stands out 25% EPS accretion, with a manageable tangible book value dilution of 12.5% that will keep tangible book value earned back to 2.8 years. The combined balance sheet will be strong with ample capital on hand and significant capital generation to fund future growth. Both sides completed comprehensive due diligence, which gives us confidence that we will realize the synergies from this transaction.

Malcolm Holland:

Thank you, Manny. Let's go over couple of these terms and a couple of metrics of how we put this deal together. So Green Bancorp will merge into Veritex Holdings and Veritex will be the legal and accounting acquirer. It's a 100% stock deal. You've seen the exchange ratio, 0.79 VBTX shares for each share of Green. Aggregate consideration is right at $1 billion for the price yesterday. It's right at 2.5x for Green, 15.2x, '18 EPS and 13x, '19. In terms of executives of the company, I'll remain Chairman and CEO of the combined company; Terry Earley will be the CFO; DFW City President will be Jeff Kesler; Houston City President, Geoff Greenwade; and Clay Riebe will remain the Chief Credit Officer.

From a board count standpoint, we'll have a total of 9, 6 will be at Veritex and 3 at Green. And Manny, as you appropriately said, will be one of those 3. We do expect to close this in early first Q of 2019.

I think Page 11 really solidifies what Manny and I visioned. We just talked earlier we've been working on this for 90 days, and this is where this idea came from: it was this chart right here. We've got something really special; special that nobody else is in the state has. Virtually 100% of our assets sit in the DFW and Houston markets, which are the 2 markets in Texas that you all know. And that we are single-mindedly focused on the state of Texas.

You can see on Slide 12 and you guys know all this stuff, with the population growth, we have strong medium household income, and we've got Fortune 500 companies in both of our cities. This is -- it's obvious why we love these markets. And not only they are great in Texas but they are probably the best markets in the country.

Our business models are hugely complementary. You can see that really if you put these 2 together and we're much stronger together than we would be individually when you combine our business model. So they're going to pick up some from us, we're going to pick up some from them, and at the end of the day, I think we become much stronger.

The compelling financial impact on this is the best I've seen in my career. And so let's just go through a couple of the metrics. Manny has mentioned appropriately so that the accretion is going to be in excess of 25% for both '19 and '20. There is some dilution in this and that it's math, right? So when you do a merger of equals and put 2 common company size-wise together, you're going to create some dilution. The good news is we get it paid back in less than 3 years, 2.8 years. And you guys know my track record, and we've always overpromise -- underpromise and overdeliver and we hope to do that in this case as well.

Our capital ratios remain very strong. One of the things Veritex has been hanging onto a little extra capital for a while, this fully leverages that, and so that is a real positive.

We took a real hard look at cost saves. Terry looked at it really had. We had conversations as late as last Friday that we're very in depth. And we feel like that 11% combined cost save for the company is very, very achievable, and it's not a crazy number.

To talk a little bit about the loan marks. We have a $59 million loan mark or 1.82% of the portfolio. In addition, there is a loan rate mark of approximately $50 million -- $15 million, excuse me. And then we'll have some fair value adjustments on the subdebt and the TruPS. And our total integration cost and pretax merger expenses, we're looking at about $45 million.

So with that, I'll turn it back over to Terry.

Terry Earley:

Thanks, Malcolm. On Page 15, talking about the due diligence, it was very comprehensive reciprocal due diligence with Veritex looking deep and hard at Green and its portfolio and balance sheet and vice versa. We both engaged third-party credit review firms to assist us in this effort. From the standpoint of looking at the Green portfolio, they got 81.5% coverage in the portfolio, so a deep dive.

And it gives us a lot of confidence as we reset the Green portfolio, looked forward as to the earnings profile this company can have. From our standpoint, looking at Veritex, obviously they have outstanding credit metrics. We still went in and looked pretty deep too. We got just over 50% coverage, all the big loans, as you would expect, and we feel very good about the diligence done there.

From a compliance risk management, enterprise risk management, both companies are -- do a good job there. And I think there's only upside as we choose the best of both to go forward. And so that -- I feel like we've done our diligence, and our both companies are very excited about what -- how we're going to mark the balance sheet. I think it's very important -- let me go off the script a minute here. I think it's very important that Veritex is the accounting acquirer because this allows us to reset the Green's balance sheet and go forward without the drag that could be there, potentially be there, and so I'm excited about that. And I think that's what gives me such confidence about the earnings profile of this company on a go-forward basis.

Turning to Page 16, just the time line going forward. Obviously, we're here today to announce the deal with the intent to file regulatory applications and the registration statement with the SEC as quickly as possible, certainly, before the end of Q3. Looking again to get the approval to shareholder vote and get this thing closed in Q1. And right now we're talking about our systems conversion in Q2. I like that time line because it helps us get the noise out of the results as soon as we can, so that everybody will be real clear about what the earnings power of the company is.

On Page 17, the fully integrated financial metrics. It's our intent to -- we want to run this thing pretty close to be loaned up, if you will, 95% loan to deposits, 25% demand deposits or higher. I think with the company's C&I focus, there's upside to this percentage and would honestly be disappointed if we don't do better. Run -- as Malcolm said, continue to run the company around a TCE of 9, I think the practice of having a little bit of extra capital and underleveraging the balance sheet just a little is not a bad place to be right now, especially when you think about where we are in this economic cycle.

We continue to -- intent is to be around the 300% CRE level. And with that organic capital generation, we're going to have plenty of room for growth in the CRE space.

Fee income, 10% -- north of 10%. I believe this is where lot of the revenue synergies are. And I expect us to do a lot better than 10% when we look at the best of both companies in this space. With the efficiency coming down in the 45% to 47% range with an aspirational goal to get to the bottom of that range.

ROA and ROATCE, pretty amazing results. So -- that we feel like we can do. Continue to drive down NPAs and really manage this thing in a good -- with a good risk profile.

So with that, I'll turn it back to Malcolm.

Malcolm Holland:

Thank you, Terry. So Page 18 gives a little bit of history of what we've done individually, but we're just -- we're super excited about the opportunity to continue to build these franchises into what we think will be the premier Texas community banking franchise.

Manny, Geoff, Donald, Terry, they should be really proud of where they've gotten this company to. And candidly, we're humbled they partnered with us and we can together take this to the next level.

Over the past 8 years, between our 2 banks, we purchased, closed and integrated 9 banks. We both went public in 2014. And during this process, we found really great compatibility between our staffs and confirmed that our skill sets mesh really, really well together. The experience of both our executive teams with past combinations and integrations gives us -- and gives us and our Board great confidence in our execution.

I would say the opportunities like this just don't come around very often. And so we are focused, we are excited and we think the combination of these companies could be something really special.

So with that, I would open the line up for questions, and we're happy to entertain.

Operator:

(Operator Instructions) And our first question is from Matt Olney from Stephens.

Matthew Olney:

First off, congrats on the deal to everybody in the room. It's not often that we see an M&A deal with 25% EPS accretion. So that's exciting to see from our point of view. But I guess, first question just on the cost savings. It feels like the cost savings that it's been assumed feels somewhat conservative. Are you assuming branch closing, back office integration? Trying to get a feel for what all is assumed in there? Because it seems like some of the other deals that we've seen announced over the last few months in your region imply cost savings quite a bit higher than your assuming. So any of the details you can give us on that?

Terry Earley:

Yes. Matt, it's Terry Earley. It's nice to meet you. In terms of the cost saves, I think the place you have to start is with the fact that both companies are already incredibly efficient. As I said, we run on an operating basis, sub-50% for 5 consecutive quarters. Veritex' efficiency ratio continues to move down. And so I'm a believer that you underpromise and you overdeliver. And so the cost saves $20 million certainly contemplates some -- where we've got obvious branch overlap, you'll see us take steps to consolidate those and extract the cost and then the back office -- and all the normal things you would expect. I think it would have been wrong to come out here, given the underlying efficiencies of both companies and talk about what may be a more normal combined cost save level just because we're already so efficient and we know we've got a -- we are very confident. I mean, we've had some great conversation around cost saves. We have a road map, I believe, and how to get there. But I just think the bottom line is that if we'd have been too aggressive, I think we'd have gotten questions. And I believe in the $20 million. I believe we can drive the efficiency ratio down with the cost saves. And again, I think you'd rather be transparent to tell you what we know we can do, and we're going to shoot to do better, but I don't shoot for the sky here because we're just so efficient.

Matthew Olney:

Okay. That's helpful, Terry. And then as far as Green Bank in the past had a handful of private equity investors. Can you talk about any kind of lockups you have on those investors with this transaction?

Terry Earley:

Go ahead, Manny.

Manuel Mehos:

So the lockups that they've agreed to is through the shareholder vote, and then beyond the shareholder vote, it's okay for themselves. They are on the Board of Directors, all 3 of them. And of course, if they were to sell prior to closing, you can still have to be yourself. So the same way you have seen them sell in the past. I'm not going to be -- and then we'll be on the forward of Veritex after the close. So there won't be any restrictions on -- except one -- except -- there will be no restrictions. But there is various levels of -- they like it long term, I will say. So you will see various levels of interest and holding long term. I just can't predict that right now.

Matthew Olney:

Okay. And then last question from me, I guess, for Noreen. I just want to clarify that the margin guidance from here. I think you're saying the core margin will be in a 5 to 10 basis point range from that 3.83% in the second quarter. Did I get that right? And you talked about some of the drivers that would move it towards the high end of that range versus the low end?

Noreen Skelly:

Got it. You got it. 3 -- you are right. I'm guiding you to really a flat margin, plus or minus 5 to 10. And what would drive it to the higher end is just strategic deposit pricing. We have -- last quarter, we were ahead of the rate, the fed rate increase, with our increase in our correspondent money market deposits. We're going to look at what the market is signaling for the September rate increase. We're going to hold off as long as we can but our primary driver is to drive that loan growth. So if we can hold off on increasing those correspondent market account and some of them more price-sensitive accounts, we're going to do that, but we're going to keep pushing the loan growth and the credit quality, so that we can get that NIM expansion higher. Does that makes sense?

Matthew Olney:

Yes, that's perfect. That's all for me.

Operator:

Our next question is from Brad Gailey from KBW.

Brady Gailey:

So I agree with Matt. I mean to see 25% EPS accretion is a huge number. So congrats on getting this thing announced. But my first question is about the fee income side. I know I think Terry mentioned it a little bit how there might be some synergies. I know Green Bank had some SBA that maybe you can overlay on the legacy Veritex, but just talk about the opportunities on the fee income side? And what products can be overlaid on each other?

Terry Earley:

Yes, Brady, this is Terry. I think the fee income synergies, I think, it starts with treasury management and continuing to build out. That's been such a greatest source of revenue for Green and to continue that partnering with Veritex will be good. Secondly, you hit one, which is SBA. Both companies are in the business, and I think we can do even better together than we've done separately. Green had a better quarter in Q1, but quite honestly -- I mean, Q2 was better than Q1, but honestly I was expecting it to be even better, and I'm very bullish on the back half of the year. So I think for the 2 companies, there's SBA opportunities. And the last one I would point to is our customer interest rate swap business. We had a good Q1, fell off a little in Q2, but I think joining with Veritex, there's good opportunity there. I think we've mentioned our new loan pricing model that we put in at the beginning of Q2, all of that capability is built into that live, if you will. So any customer who is looking at doing -- any banker who is looking at doing a interest rate swap can see exactly how it looks, the fee income and everything, while they're working to structure and price a deal. So I'm excited about that. So I think that's -- and I like their mortgage business. I think leveraging that across their footprint is also another point of revenue synergy. So again, I'm pretty bullish on this. It's a place where together we can drive some revenue growth.

Malcolm Holland:

Yes, Brady, we didn't model in any revenue synergies in this bank, whatsoever. And I look at the fee income piece as they've got some really neat treasury management platforms that we could leverage off of, the interest rate swap business that they have that we don't have. And then on the flip side, the whole mortgage piece that we put together here. So again, we haven't model any of it, but I do see that as a -- that's -- we're much better together than we are apart.

Brady Gailey:

All right. And Malcolm, a question for you. I mean, you look at Veritex now and you're going to be $8 billion in assets. So I don’t even ask about the $10 billion mark, but now you're going to be, especially with your organic growth profile of the company, I mean you guys might be about to touch $10 billion in a couple of years. Maybe just your thoughts about -- are you committed to crossing $10 billion? Are you remaining open to potentially not crossing $10 billion? And maybe any sort of preliminary estimate on what the Durbin impact would be if you cross $10 billion, if you've even looked at that yet?

Malcolm Holland:

So I prepared for a lot of questions, I didn't prepare for that one because I've been so focused on this combination and this integration. And so I think the short answer is, we are absolutely open to it. But there is a lot of room between here and there. And our focus is going to be integration, efficiencies, getting the right people on the right seats. I think we have the right folks sitting around this table, but we need to spend some time getting that next level down or 2. But it's absolutely going to be something that we're going to discuss as a management team. But candidly, Brady, I haven't given a whole bunch of thought to it. But know that, that will start getting on our radars here once we get past closing.

Operator:

Our next question is from Gary Tenner from D.A. Davidson.

Gary Tenner:

As it relates to the merger, it looks like Green has maybe single branch in Austin. Obviously, Malcolm, you guys had already exited that market. Would that be reasonable to assume that, that remains a market that you would not want to invest in further?

Malcolm Holland:

Yes. Obviously, that's something that we've looked at just really high level. We haven't made any decisions at this point in time, but it's certainly reasonable for you to ask the question. We just haven't done the specific analysis on that one specifically. We do have some branch overlap here in Dallas, a couple here, and we've looked at those, just like Austin. And there's a couple of other kind of outlier branches at Green, although some of them provide some really nice deposits. And so we've got a list of 5 or 6 or 7 or so that we just need to do the analysis on which Austin is one of them.

Gary Tenner:

Okay. And then I didn't see it at least in the slide deck, but in terms of the remaining energy exposure at Green, I know that's been a run off portfolio as it has been at Veritex. Could you just update, Terry, where that portfolio is?

Terry Earley:

Yes. We've got combined portfolios because remember we've got a little bit running off of sovereign. The combined portfolios are, I think, less than $100 million together, about $90 million together. And we both have the same efforts to continue to squeeze that down and move that business out of the bank. We don't have a -- we haven't thought through it, but we don't have -- we haven't talked about it, but I'm pretty sure we're not going to continue in that space on either side. That's been the goal. So it's now become a pretty small part of the $5.6 billion loan portfolio going forward.

Gary Tenner:

Okay. Great. And then just one earnings question just for Noreen. You had provided an outlook for expenses, about $500,000 to $700,000 per quarter higher than this quarter, was that based off the core 14.7% number?

Noreen Skelly:

Yes, Gary. Yes, that's correct.

Operator:

Our next question is from Brad Milsaps from Sandler O'Neill.

Bradley Milsaps:

Lot of moving parts for both companies kind of in your standalone quarters, but just out of curiosity I can understand the 25% plus EPS accretion. But one, is that based on the consensus estimates that are out there? And then two, does that also mean that you guys are fairly comfortable based on kind of this quarter results with what people are assuming that you could do on a standalone basis -- reasonably comfortable?

Terry Earley:

Yes, Brad, it's Terry. Yes, it's based on consensus estimates in terms of the modeling. And I think both companies are pretty -- feel very strongly about their earnings momentum and profile going into Q3, Q4 leading to the close. So I didn't give any guidance, but I would materially, from what we've said before, I wouldn't materially change anything. My view, in terms of our EPS opportunities for both companies, is -- at least let me speak for Green, it hadn't changed from where we were a quarter ago. If anything, we just march. We just laid out the first step and proving we can get that there, if you will, with a strong quarter in Q2.

Bradley Milsaps:

That's helpful. And you guys just touched on this a little bit, but any other areas where we would expect -- you might expect to run off either in the loan or the deposit book as you get closer or kind of through closing? Or have you assumed any at all at this point?

Terry Earley:

No. We haven't assumed a run off. I mean, we've actually assumed to continue to little bit of conservative growth rates for both companies. I do know that our pipeline is very, very full at Veritex and understand that this could be one of Green's greatest quarters in terms of loan production. So I think you've got some really, really solid momentum on both sides on the growth side.

Bradley Milsaps:

Got it. And just final -- more general question. Malcolm, your bank is a product of an MOE. Terry, you obviously got a background with working through some MOEs. Maybe can you talk a little bit about how -- what you need to see or kind of what we should be looking for in terms of watching this one progress, maybe both positively and negatively, based on kind of what you guys have experienced in the past?

Malcolm Holland:

Yes. So I mean we both have some great backgrounds in terms of buying banks, integrating banks. We have done an MOE recently. Terry has done a couple of them. I have a Chief Technology Officer that did a whole bunch of them in North Carolina. He did 15 different acquisitions, and so he's part of our integration team. So we've got some folks around the table that have some experience and we've done this. Albeit this one is a little bit bigger, but the process is the same. And so when Terry and I sat down last week and said, "All right, let's think about our process." His process was the exact same one that we used when we went through sovereign. So I think we were thinking about it the same way. Our goal is to continue to operate these businesses, not lose focus on what we think we have great momentum and then make sure that we can get the efficiencies out of it going forward. Terry is exactly right. These are efficient companies. And so you put 2 efficient companies together, you're not going to gain a huge amount of cost saves. But if I were you, I'd be watching the quarters, how do the quarters look going forward credit-wise, growth-wise. And like I said, I just -- I don't think we could have timed this a whole bunch better on the momentum of each of these companies.

Terry Earley:

Yes, I would -- let me chime in, Brad. I think it's a great question. I think MOEs are wonderful financial construct, but the key is in the execution after the announcement. And I think the key to that lie in a couple of things. First, the CEOs have to have a common vision. And I believe it's pretty clear on here that Manny and Malcolm do. Second is your business models have to be similar and cultures have to be similar, and we both go with the market really the same way, very similarly. And the last thing -- I mean, obviously, we're thinking about communities, employees, shareholders, customers, and I think from a customer and employee standpoint, especially speaking to the bankers, credit delivery is key in this. And I think that between Clay and Donald on the Green side, I'm excited to see what they can do. And I think that if you do these things well, if you got a common vision, a common culture, and you really work on the credit delivery, obviously, we got to execute the integration and then conversion well because that's going to be the key to keeping the customers happy through that, then we can get it to cost saves and the upsides there. But I think the credit delivery and the culture will be key to keeping those important bankers that are tied to the customers, and you don't see a lot of focus on our part about that.

Operator:

Our next question is from Michael Young from SunTrust.

Michael Young:

Wanted to ask just about kind of staffing levels and excess capacity for loan growth going forward. I know that's been a tenant of Green's kind of make up over the years is to keep the expense level fairly flat going forward. Do you -- what kind of capacities, like, you have for growth once you combine the 2 companies within the existing lenders that are already on board? And then what plans might you have for additional hiring to either expand in certain geographies or certain product types?

Malcolm Holland:

Yes. So I think I can speak for Veritex. I think I know what Green is thinking there. But in terms of geographies, Michael, we're going to be focused in DFW and Houston. Those are our geographies. There's a lot of market share to be grabbed there, and that's where we intend to focus our time. We are always looking for good people. And with the combination and building an $8 billion institution, our sophistication level goes up, the type of clients that we're going to be attracting goes up. And at the same time, I think some of our lenders that we'll be hiring is going to go up. And so we're going to compete in some new markets. And so we always want to keep this community bank flare because I think that's important, and I do believe it's scalable. We both scaled it. But I also believe in terms of growth side this is sophisticated -- a little bit more sophisticated borrowers out there that I think are your top A players in the C&I space and in the CRE space. So I think there's great upside. Our current staffs, I think, have some more capacity, no question. We can become more efficient. But I also think we're going to have opportunities to hire folks that we've never been able to hire and do things for companies that we've never been able to do. And that's where there's revenue synergy, which none of it's been put into the numbers, is going to be bumps.

Michael Young:

And then maybe the flip side of that equation, just there is a lot of competition for deposits and lending talent in the 2 markets that you guys are in predominantly. Can you just talk about any efforts you guys have made on the front end of this? Whether you plan to make in kind of the early stages of the integration to protect both the talent side of the organization but also the deposit portfolio as well?

Terry Earley:

Yes, Michael, Terry. I'll take a shot at that. Malcolm will probably add on to me here. Obviously, in the onetime cost, there is money in here that kind of -- to hang onto people as we get through that. This is probably a point I should have made when we were talking about MOEs, but we know we got to hang onto people. And I'll certainly -- in the deposit world, I mean, I think both companies have done a good job, but I think we can do better together. I know the Green lender incentive plan is certainly [waits] deposit growth, and if you don't make 50% or more of your goal, then that certainly -- it's not a good outcome for you on the bonus side. I think Veritex has got a very balanced scorecard to drop their side. So I don't -- I think it's driven good deposit results, but it is competitive, and it gets more competitive every day. Somewhat you probably heard me say this, "As I like, it's a hand-to-hand combat out there," where you've got to deal -- I think our focus is really twofold. If it's a relationship and I'm not a single-service household and especially a single-service CD, you will see us go to the math, hold onto that relationship and price it as reasonably as we can while keeping it. If this is single service especially on the CD side and somebody walks in with what we think is a pretty unreasonable rate, we're not going to chase that. I mean, and that's going to -- that's the mentality, I think, we have to have going forward protect the relationships. And fortunately for both of us, we've got asset-sensitive balance sheet that will let us do that. And I just think that's the mindset we've got to have, and we've got our people in the branches who are touching customers are so important to us. I get to talk about the financials, and that's exciting, and I have a lot of passion for it. But the reality is, we're just keeping score for what the people out there touching customers every day do, and without them, there ain't going to be a lot of fun talking to you guys. And so I'm excited that for what they've done and what they're going to continue to do, and you're going to see us be aggressive -- as aggressive as we need to be to protect relationships.

Malcolm Holland:

Yes, Michael, just to add on just a little bit. Our incentive plan is definitely weighted towards the deposit side. This is a conversation we've been having internally for a good year. It's top of mind. I think we both have a lot of different levers to pull on deposits. We don't ever want to be the leader in the market, but we dang sure are going to protect what is ours. And so I echo Terry's sentiment that when we've got a relationship, we're going to go -- we'll go all the way to the math. And so I think our cultures, again, are very similar in that respect. But let me just tell you, we know that that's part of the secrets sauce in this deal. We're on it. We're looking at it, and it will be top-of-mind as we move down the road because we've got some aggressive growth plans, so we got to funding.

Operator:

(Operator Instructions) Our next question is from Brett Rabatin from Piper Jaffray.

Brett Rabatin:

Wanted to ask -- I think the level of accretion and the opportunity to grow are probably part of the answer, but Malcolm, you may have anticipated getting a question about sort of the framework of the decision here to combine or both of you guys or both groups may have had sort of anticipated the question of the framing of doing this transaction versus talking to larger regionals. And so I was hoping to get a little more color around just how this came about, and the decision of this versus the other potential alternatives?

Malcolm Holland:

Yes, so the history -- and we just talked a little bit for the call about the history and when this all started. Obviously, I have known Green for a while. They've known us for a while. We're in the same markets. But as you know, obviously, I've been active at trying to build a Houston franchise and was unsuccessful with a couple of other deals. And it kind of taken a little step back after we lost the last 2 deals and finished with a silver medalist on both of them. Although our pricing was exactly the same, there were other reasons why we finished second. And then we, Manny and I and Geoff had a conversation one evening down in Houston, and they just started -- we just started talking, and the more we talk, the more it made sense. So this was in early May and we decided, looked each other in the eye and said, "Listen, let's give this its full effort to see if we can go to the next level." And so that's what we did. And lo and behold, 90 days later, we were able to announce the deal. There's been a huge amount of work. I don't think we are ever on either ones radar until kind of after first quarter, and it is becoming very, very positive marriage here. And so that's the basic history of how it happened.

Brett Rabatin:

Okay. All right. And then just from the Green side, I think, Manny, you talked about potentially thinking about an MOE. Can you maybe talk about the framework of that versus pairing up with larger regional or some other player? And then was also just curious to kind of get, if I could, a little better framework around -- you've got 2 different lending teams, merging the 2 cultures of those 2 groups as you progress next year?

Manuel Mehos

All right. I'll take the first part of that and I'll let Malcolm take the second. I have been a broken record the last couple of years that MOEs in Texas where market share is changed and more balanced, it's the best value proposition for our shareholders. And that's not -- I mean, part of the reason is, we mentioned regionals, I mean, regionals ability to pay for anyone in Texas is very muted. I mean their stocks are not trading at the multiples that I think are necessary to make an attractive acquisition in Texas. We don't see them sniffing around that much, frankly speaking. So -- and on the other side of the coin, because of our stock price sort of trading below peers' metrics, we really work very competitively in doing acquisitions. And the other part of that is doing a small acquisition sets us back a year, while Malcolm is too in here, but it sets us back. So at the end of the day the best economics and the best way to create the kinds of bank that everyone is going to want is first join forces with someone like us that's predominantly in the Dallas market and where you can still sort of, what I call, moditize the cost saves. We can do -- join with banks like this all -- look for efficient, we did the cost saves up. We've got even better -- I think we got better market coverage. Then -- and it doesn't hurt that the legislation has changed, like much more regional candidates for acquiring, which they can now. They don't have -- they are the ones between the 10 and the 50. So all that came together. So it made all sort of sense. When we talked, as Malcolm said, it was shocking much also towards -- it was invigorating the fact we both saw the same thing happening. And Malcolm has built a great organization here. I can't -- I couldn't think of a better way for us to add Dallas and balance out. Now we're more Dallas-centric combined. Dallas has a much more diversified market and economy. I think Dallas at times tends to get a little bit better multiple (inaudible) over the years. So all that -- I'm kind of going further than you probably asked, but this deal I couldn't have -- 2 years ago, I couldn't have imagined at all taking better than this, not even close to this. So it checked all the boxes. Now we have something that's I think and you look at that chart where you look at the imbalance in most immune big banks in Texas, we're the most balanced, which makes the scarcity value very unique. So that -- and I mean -- I can't tell you, I will not -- I've been killing my excitement enough here, but these things do get -- these 2 together was exactly what we've been envisioning for 2 years.

Malcolm Holland:

And just quickly on the culture piece. As Terry said, we're very, very similar on the lending side. And so I think both Jeff Kessler and Geoff Greenwade, they've already had like 3 or 4 meetings and they're meeting today. Geoff Greenwade is going to be up here this week. There is a lot of communication. There is a lot of back and forth, and it's all positive. And yes, culture is vitally important, but they are very similar. And I think the combined culture -- because you never going to get one or the other, you're going to get them both. You get a mix of both, but I think the combined culture will come out even better than what each of us have, again, individually.

Operator:

Our next question is from Matthew Olney from Stephens.

Matthew Olney:

Just want to follow up and get your updated thoughts on capital. Looks like you're at a point of big chunk of the capital in the transaction. But when I look on Slide 17, looks like that profitability can move up quite a bit on full integration ROATCE in the 18% range. So it's generating quite a bit of capital. Perhaps it's a little bit too early, but what are your thoughts about starting some kind of common dividend and returning capital to shareholders at some point?

Malcolm Holland:

So, I mean, certainly, that's been a conversation that we've had a little bit up. As you know, Green has a dividend. They just announced their quarterly dividend, and we will be talking quickly about how we do that going forward, but you've assessed it correctly, and we can pull off the efficiencies we think we can pull off. We're going to generate a fair amount of capital, and we don't need to have extra capital hanging around all the time. So that's going to be a conversation we have pretty quick.

Operator:

At this time, I'm showing no further questions. I would like to turn the call back over to Malcolm Holland, Chairman and CEO of Veritex Bank, for closing remarks.

Malcolm Holland:

Well, thanks everybody. It's certainly a transformative day for both of our companies. I think you can tell our excitement here. And we will be available today. We will all be together today. If anybody wants to have any further conversations, give us a quick e-mail, we will try to fit it in. Thanks for everybody's time.

Operator:

Ladies and gentlemen, thank you for your participation in today's conference. This concludes the program. You may now disconnect.

Important Additional Information will be Filed with the SEC

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed acquisition by Veritex of Green. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful.

In connection with the proposed transaction, Green plans to file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 containing a joint proxy statement of Green and Veritex and a prospectus of Veritex (the “Joint Proxy/Prospectus”), and each of Green and Veritex may file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy/Prospectus will be mailed to shareholders of Veritex and Green. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY/PROSPECTUS REGARDING THE TRANSACTION CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AND ANY OTHER DOCUMENTS FILED WITH THE SEC BY GREEN AND VERITEX, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the Registration Statement and the Joint Proxy/Prospectus (when available) and other documents filed with the SEC by Veritex Green and Veritex through the website maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and the Joint Proxy/Prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to Green Bancorp, Inc., 4000 Greenbriar Street, Houston, Texas 77098, or by directing a request to Veritex Holdings, Inc., 8214 Westchester Drive, Suite 400, Dallas, Texas 75225.

Participants in the Solicitation

Green, Veritex and their respective directors and certain of their executive officers and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Green or Veritex in respect of the proposed transaction. Information regarding Green’s directors and executive officers is available in its proxy statement for its 2018 annual meeting of shareholders, which was filed with the SEC on April 13, 2018, and information regarding Veritex’s directors and executive officers is available in its proxy statement for its 2018 annual meeting of shareholders, which was filed with the SEC on April 3, 2018. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy/Prospectus and other relevant materials to be filed with the SEC when they become available. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-looking Statements

This Current Report on Form 8-K includes “forward-looking statements,” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based on various facts and derived utilizing important assumptions, current expectations, estimates and projections and are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements include, without limitation, statements relating to the impact Veritex expects its proposed acquisition of Green to have on the combined entity’s operations, financial condition, and financial results, and Veritex’s expectations about its ability to successfully integrate the combined businesses and the amount of cost savings and overall operational efficiencies Veritex expects to realize as a result of the proposed acquisition. The forward-looking statements also include statements about Green, Veritex and the combined entity’s future financial performance, business and growth strategy, projected plans and objectives, as well as other projections based on macroeconomic and industry trends, which are inherently unreliable due to the multiple factors that impact economic trends, and any such variations may be material. Statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “projects,” “estimates,” “plans,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could” are generally forward-looking in nature and not historical facts, although not all forward-looking statements include the foregoing.

Further, certain factors that could affect future results and cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to, the possibility that the proposed acquisition does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all, the failure to close for any other reason, changes in Veritex’s share price before closing, that the businesses of Green and Veritex will not be integrated successfully, that the cost savings and any synergies from the proposed acquisition may not be fully realized or may take longer to realize than expected, disruption from the proposed acquisition making it more difficult to maintain relationships with employees, customers or other parties with whom Green or Veritex have business relationships, diversion of management time on merger-related issues, risks relating to the potential dilutive effect of shares of Veritex common stock to be issued in the transaction, changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; economic conditions; customer borrowing, repayment, investment and deposit practices; customer disintermediation; competitive conditions; the reaction to the transaction of the companies’ customers, employees and counterparties; the impact, extent and timing of technological changes, capital management activities and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms; and other factors, many of which are beyond the control of Veritex and Green. We also refer you to the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of the Green’s Annual Report on Form 10-K filed by Green for the year ended December 31, 2017, Veritex’s Annual Report on Form 10-K for the year ended December 31, 2017 and any updates to those risk factors set forth in Green’s and Veritex’s Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings, which have been filed with the SEC and are available on the SEC’s website at www.sec.gov. If one or more events related to these or other risks or uncertainties materialize, or if Green’s and Veritex’s underlying assumptions prove to be incorrect, actual results may differ materially from what Green or Veritex anticipates. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made. Neither Green nor Veritex undertakes any obligation, and specifically declines any obligation, to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise. All forward-looking statements, expressed or implied, included in this Current Report on Form 8-K are expressly qualified in their entirety by the cautionary statements contained or referred to herein.